Exhibit (a)(9)

October 1, 2002

Dear Sonera Shareholder:

      I am pleased to inform you that Sonera Corporation has entered into a combination agreement with Telia AB, pursuant to which Telia is offering to exchange (i) 1.51440 shares of Telia for each share of Sonera, (ii) 0.30288 ADSs of Telia, each of which represents five Telia shares, for each Sonera ADS, and (iii) one Telia warrant, each of which entitles the holder to subscribe for 1.5 Telia shares, for each warrant issued pursuant to Sonera’s 1999 or 2000 stock option programs.

      The completion of the offer is subject to, among other things, the condition that prior to the expiration of the offer, Sonera shares, including Sonera ADSs, representing more than 90 percent of the shares and votes in Sonera on a fully diluted basis shall have been validly tendered and not withdrawn. The combination agreement provides, among other things, that following the completion of the offer, and subject to the satisfaction of the 90 percent tender condition, Telia shall take all actions necessary under Finnish law to complete a mandatory redemption offer and a compulsory acquisition to acquire all of the remaining issued and outstanding Sonera shares, whether in the form of shares or ADSs, and thereby effect a merger with Sonera.

      Your Board of Directors has approved the combination agreement and the transactions contemplated thereby, including the offer and the merger, and has determined that the transactions contemplated by the combination agreement, including the offer and the merger, are in the best interests of Sonera and its shareholders, ADS holders or warrantholders. The Sonera Board of Directors recommends that Sonera shareholders, ADS holders and warrantholders accept the offer and tender their Sonera securities pursuant to the offer.

      In arriving at its recommendation, the Sonera Board of Directors gave careful consideration to a number of factors which are described in the attached Solicitation/ Recommendation Statement on Schedule 14D-9. The Board received a written opinion, dated March 26, 2002, of Goldman Sachs International, Sonera’s financial adviser, to the effect that, as of the date of the opinion and based upon and subject to the factors and assumptions referred to in the opinion, the exchange ratio of 1.5440 shares of Telia to be received for each share of Sonera pursuant to the combination agreement was fair from a financial point of view to such holders. This opinion is attached as Annex A to the accompanying solicitation/ recommendation statement. You should read the opinion carefully and in its entirety.

      Accompanying this letter and solicitation/ recommendation statement is Telia’s prospectus, dated October 1, 2002. The prospectus sets forth the terms and conditions of the offer and the merger and includes additional information on how to tender your shares, ADSs and warrants. We urge you to read the prospectus carefully.

      As described in the prospectus, holders of Sonera shares and warrants directly registered in the shareholders’ register held by the Finnish Central Securities Depository may accept the offer by completing and signing the acceptance form which is being mailed to them by their account operator managing their book-entry account and returning such completed and signed acceptance form to their account operator on or before the expiration date of the offer, as specified by such account operator. Holders of Sonera shares or warrants registered in the name of a nominee (e.g., an agent bank, broker or other custodial institution) who wish to accept the offer must make such acceptance in accordance with the nominee’s instructions. Holders of Sonera ADSs in certificated form may accept the offer by completing, signing and delivering the enclosed letter of transmittal, together with the required documents, to the U.S. exchange agent at one of the addresses set forth in the transmittal letter before the expiration date. Holders of Sonera ADSs in book-entry form may accept the offer by instructing their respective broker or custodian to arrange, before the expiration date, for the book-entry transfer of their Sonera ADSs into the U.S. exchange agent’s account at the Depositary Trust Company (the “DTC”) and to deliver through the DTC’s book-entry confirmation system an acknowledgement that such holder of Sonera ADSs has received, and agrees to be bound by, the terms of the offer. Holders of Sonera ADSs in book-entry form will be provided with a form by their broker or custodian that will instruct the broker or custodian to tender the Sonera ADSs.

      If you need assistance in tendering your Sonera securities, please contact the information agent for the offer in the United States, Georgeson Shareholder Communications Inc., at its addresses or telephone numbers appearing in the prospectus.

      On behalf of the Board of Directors and management of Sonera, we thank you for your support.

Sincerely,

/s/ HARRI KOPONEN
___________________________________________________________________________ HARRI KOPONEN
President and Chief Executive Officer

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